UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

MSA Safety Incorporated

(Exact name of the registrant as specified in its charter)

Pennsylvania	1-15579	46-4914539

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 Cranberry Woods Drive Cranberry Township, PA		16066

(Address of principal executive offices)		(Zip code)

Steve Blanco: 724-776-8600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

\x\ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosures

MSA Safety Incorporated (“MSA”) has determined in good faith that during 2014, MSA manufactured or contracted to manufacture products containing tin, tungsten, tantalum, or gold necessary to the functionality or production of such products.

This Form SD and the Conflict Minerals Report, filed at exhibit 1.01 hereto, are publicly available at http://us.msasafety.com/financialsSEC as well as the SEC’s EDGAR database at www.sec.gov.

Section 2 – Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MSA SAFETY INCORPORATED
(Registrant)

/s/ Steve Blanco	May 29, 2015
Steve Blanco	(Date)
Vice President, Global Operational Excellence

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